Filed by PepsiCo, Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Companies: The Pepsi Bottling Group, Inc.
Commission File No.: 001-14893
and
PepsiAmericas, Inc.
Commission File No.: 001-15019

THE FOLLOWING IS THE TRANSCRIPT OF A CONFERENCE CALL AMONG PEPSICO, INC., ANALYSTS AND INVESTORS, HELD ON APRIL 20, 2009:

CORPORATE PARTICIPANTS

Mike Nathenson
PepsiCo, Inc. - SVP of IR

Indra Nooyi
PepsiCo, Inc. - Chairman and CEO

Richard Goodman
PepsiCo, Inc. - CFO

Mike White
PepsiCo International - CEO

John Compton
PepsiCo North America - CEO

Massimo d'Amore
Americas Beverages - CEO

CONFERENCE CALL PARTICIPANTS

Bill Peccoriello
Consumer Edge Research - Analyst

Marc Greenberg
Deutsche Bank - Analyst

Carlos Laboy
Credit Suisse - Analyst

Kaumil Gajrawala
UBS - Analyst

John Faucher
JPMorgan - Analyst

Christine Farkas
Merrill Lynch - Analyst

Lauren Torres
HSBC - Analyst

PRESENTATION

Operator

Good morning and welcome to PepsiCo's conference call. Your lines have been placed on listen only until the question-and-answer session. (Operator Instructions) Today's call is being recorded and will be archived for 14 days.

It is now my pleasure to introduce Mr. Mike Nathenson, Senior Vice President of Investor Relations. Mr. Nathenson, you may begin.

Mike Nathenson - PepsiCo, Inc. - SVP of IR

Thank you, operator, and good morning, everyone. Thanks to all of you for joining us. Today's webcast includes a slide presentation that can be accessed at our PepsiCo.com website.

Before we begin, please take note of our cautionary statement. This conference call includes forward-looking statements based on currently available information, operating plans, and projections about future events and trends. Our actual results could differ materially from those predicted in such forward-looking statements, but we undertake no obligation to update any such statements whether as a result of new information, future events, or otherwise. Please see our filings with the Securities and Exchange Commission, including our annual report on Form 10-K and subsequent reports on Form 10-Q and 8-K, including the 8-K that we file today.

For a discussion of specific risks that may affect our performance, you should refer to the investor section of PepsiCo's website at www.pepsico.com under the heading financial news to find disclosures and reconciliations of non-GAAP financial measures that may be used by management when discussing PepsiCo's financial results with investors and analysts.

Now for a couple of housekeeping items. During today's call, all references to Q1 EPS growth, revenue growth, and division operating profit growth are on a constant currency core basis and exclude net mark-to-market gains or losses on commodity positions included in corporate unallocated expenses; restructuring and impairment charges including the impact of our Productivity for Growth program; and in 2008, our share of Pepsi Bottling Group's restructuring and impairment charges and the impact of certain tax benefits.

With that, I will turn the call over to Indra.

Indra Nooyi - PepsiCo, Inc. - Chairman and CEO

That you, Mike, and I know that all of you have had a chance to read the two press releases we issued this morning, the first announcing our offer to acquire the shares we don't currently hold of our two largest anchor bottlers; and second, our first-quarter earnings report.

Let me start by explaining our proposal this morning to acquire all of the outstanding shares of common stock in both the Pepsi Bottling Group, PBG, and PepsiAmericas, PAS, at a value of $29.50 per share for PBG and $23.27 per share for PAS. You know at PepsiCo we have a track record of making proactive moves to better position ourselves for the future.

As a leader in the LRB category, it has become very clear to us that we need to reshape our North American business in a fundamentally different way. The formation of our anchor bottlers a decade ago was the right decision at a time when the category had strong growth, CSDs dominated the market, the overall profit pool was expanding steadily, and there were really only two major players. In the more mature market of today, there is a need to be more nimble given the increasing role of non-carbs, retailer consolidation, and the changing competitive landscape.

In addition, we acquired Tropicana and Gatorade, which enormously expanded our non-carb footprint but also brought [bottling] manufacturing in both warehouse and chilled go-to-market platforms. In short, almost every aspect of the business has changed. In this environment, it is clear that reshaping the business requires a fundamental change in the North American business model and we can take PepsiCo's liquid refreshment beverage business to a whole new level by re-consolidating our two anchor bottlers with PepsiCo's combined LRB operating and franchise company. This would result in a fully integrated CSD and CB supply chain and go-to-market business model.

In short, we would be creating another Frito-Lay type operating company within PepsiCo. This agile North American beverage system will generate significant cost savings as well as incremental topline growth over the long term and improve our cost structure and allow us to more effectively meet the needs of both our customers and consumers.

We expect that this transaction will have many benefits. First and foremost, it expands the overall system profit pool by eliminating redundant costs across the value chain. In headquarters, back office, operations, supply chain, and sales, we believe we can unlock more than $200 million of pretax synergies on an annual basis, most of them related to overlapping costs and scale efficiencies.

Next, this integrated entity which will now include 80% of our total beverage volume in North America would improve speed of decision making across the company and eliminate friction points resulting from competing manufacturing and distribution systems.

Let me give you an example. We would now have the ability to shift product between warehouse and DAC systems more easily, selecting the right system based on channel, customer, and type of products. The outcome of this distinct flexibility is that we can now incubate new products that start out small in one distribution system and switch it to another with little friction.

Third, this transaction will allow us to take our existing Power of One to a new level on several dimensions. In North America, we would step up Power of One offerings across food and beverages. We could now offer compelling bundled beverage offering without wondering whether they are DAC-delivered or warehouse-delivered. We would accelerate the work currently underway at Frito-Lay North America on a next-generation low-cost high lift [DAC] system and this will allow us to rapidly transfer new technologies to the beverage system also.

We would be able to better serve both large and small format retailers and food service operators in the territories we own. We will provide one phase to beverage customers in 80% of the country. And importantly, it would facilitate our bringing to market innovative new products that advance our human sustainability agenda with a greater range of nutritious offerings.

Turning to the international business is also part of this transaction. Our skill and know-how would enable us to more quickly and efficiently address international opportunities. Let me remind you that our beverage businesses in Russia and the Ukraine are successful joint ventures and that we are actively involved in their operations. Similarly in international markets like Mexico, Eastern Europe, and Russia, we could derive greater synergies between our existing snacks and the bottlers beverage businesses. In particular, we will capitalize on many of the Power of One opportunities from bundling promotions to joint delivery and merchandising in these markets.

And finally, this transaction would open up a whole new level of strategic flexibility for us. As most of you know, nearly all of the sales of Tropicana and Gatorade are distributed through PepsiCo's warehouse system. This transaction will facilitate consolidation of the manufacturing network, which would have significant downstream cost benefits for the entire system. Overall, we feel very good about this transaction. It will enable us both franchisor and franchisee to immediately compete more effectively in the North American beverage market while providing significant additional opportunities for future growth.

On the people side, we will have an expanded base of experience operating executives we could move seamlessly across the company to staff our various needs. Our close working relationship with our largest anchor bottlers has enabled the current system to function at already high levels. We share similar values and mutual commitment to operating excellence in the US and globally and I am confident that this would facilitate a smooth integration process. We truly look forward to welcoming our PBG and PAS Associates to the PepsiCo family.

Now let me turn it over to Richard to cover some of the financial aspects of the transaction before I come back and talk about our Q1 results. Richard?

Richard Goodman - PepsiCo, Inc. - CFO

Thanks, Indra. Before I cover the financials, I do want to remind all of you that the offers we made for the shares of PBG and PAS are cross conditional and our discussion therefore assumes both are completed successfully. In addition, our offer to acquire these shares are only proposals and are subject to us negotiating and signing definitive agreements with PBG and PAS.

As Indra mentioned, we believe there are considerable synergies both in the near and medium term which together with an increase in leverage would result in EPS accretion of at least $0.15 when the synergies are fully realized and would also accelerate our EPS growth over the next three years by about 100 basis points. We expect the transaction would unlock more than $200 million of synergies on an annual basis mostly in cost reductions of which we would expect to be able to realize more than half within the first 18 months.

Immediate cost synergies include G&A savings related to overlapping functions at the corporate and operating levels both in the US and internationally; the reduction of warehouse transport and other supply chain costs; and the rationalization of selling and other go-to-market functions. Topline and customer-related benefits that we can realize increasingly over the next couple of years relate to increased speed to market and package innovations; go to market flexibility by product and channel; streamline national account coordination; and the ability to react quickly to technological advances.

Of course there would be one-time costs to achieve some of these synergies with the cost of savings ratio of about one to one. The transaction would not significantly alter the ratio of our North America and international revenue. Although we believe the change in mix would reduce our operating margins by about 200 basis points, our EBIT growth would remain the same off a substantially higher base.

In terms of the impact to our balance sheet, we do not believe this transaction would materially change our financial flexibility because we already own large minority stakes in these businesses and the rating agencies already evaluate us on a collective indebtedness of the system. On a combined basis, we are offering $6 billion for the equity in PBG and PAS that we do not already own. The offer is expected to be 50% stock and 50% cash and we feel confident we can finance these transactions.

As with any acquisition, our ROIC would decrease in this case from the mid-20s to the high teens. We would continue to return free cash to shareholders in the form of dividends and share repurchases and we would of course continue to opportunistically pursue acquisitions both in North America and internationally. Overall, our financial policies are aligned with the goal of creating long-term value for our shareholders.

Let me close by saying that the analysis of this transaction has been completed with PepsiCo's typical rigor and thoroughness and that we have a track record of completing value-enhancing acquisitions. We are very excited about the strategic benefits of the proposed combination might afford us and we feel confident that the combined company would create a business model that is better positioned to execute efficiently and to accelerate our growth.

Now let me turn it back to Indra.

Indra Nooyi - PepsiCo, Inc. - Chairman and CEO

Thanks, Richard. You know, throughout this process, there were several big picture questions this transaction raised for us which I know are on your minds as well. So let me proactively address a few of these and then we will move on to cover our Q1 performance before we turn it over to questions from you.

So the first question, why increase your investments in the domestic beverage category? Let me tell you why, because first and foremost, we believe that the North American LRB category remains attractive and that maintaining our strong position in this business will be a key component of PepsiCo's overall success. As most of you know, the LRB category in North America is valued at more than $100 billion at wholesale and we have conviction that the category responds well to fundamental innovation.

As we come out of the current downturn, we believe we can sustain volume growth in line with populations just about 1% to 2%. And believe me, there are not too many consumer categories where expected volume growth alone could add $1 billion to $2 billion a year in category revenues. It's also a category that is very profitable for our retail partners and one that because of our DAC system generates significant cash flow for them. Our retail customers therefore have every incentive to work actively with us to stimulate the category's development.

The other reason we are bullish about the LRB category is because we are at an advantaged position in the North American LRB business with the absolute best portfolio of leading brands in CSDs, water, and non-carbs. We believe this transaction will enable us to perform significantly better going forward.

Second question, how will this impact the independent bottlers? Our independent bottlers will absolutely continue to play an important role in our North American beverage system. We value their capabilities and their ability to execute effectively in their markets. We will be working even more closely with them to take full advantage of manufacturing and distribution efficiencies that can significantly decrease costs and can do so without compromising the effectiveness of the entire system as we respond to a changing marketplace.

We have seen this work extremely well in certain areas of the country and are in active discussions to take advantage of other [near in] opportunities.

The last question, what about the integration risks? At our company, PepsiCo, integrating acquisitions is one of our core competencies and we believe the integration of our largest anchor bottlers will be successful since the risks are both well understood and manageable. Our largest acquisition to date was Quaker Oats and as you will all remember, we more than delivered on our target synergies. And Productivity for Growth, our restructuring program that we announced last October and our global SAP implementations have all been executed flawlessly. I believe we are pretty good at major project management.

So before we move to our first-quarter review, I want to emphasize that the other element that gives me confidence in the potential success of the transaction is that Eric Foss, CEO of PBG; Bob Pohlad, CEO of PAS; and their respective organizations have been great partners with us. Our organizations know each other extremely well and we share similar values. Both organizations are world-class operators and collectively we can make a strong business even stronger by creating advantages that will enable us to optimize our performance in the future and enhance value to all of our shareholders.

So that concludes the overview of the proposed transaction and now we will move into the regular Q1 earnings discussion and then take your questions.

So let me say at the outset that I am very pleased with the overall performance of PepsiCo in the first quarter of the year. Our balanced global portfolio delivered 6% constant currency net revenue growth and 8% constant currency core EPS growth. PepsiCo Americas Foods continues to be rock solid. PepsiCo International is off to a good start and Pepsi Americas Beverages came in just about where we were expecting them to.

And we are looking for it to show improvement throughout the year as the restaging of the North American beverage portfolio is complete and starts to gain traction.

You know as we approached this year, we were very pragmatic about the challenges we would face from the global slowdown. In many markets, the impact has been more pronounced on beverages than on snacks and they have hit certain countries more than others. But PepsiCo's hallmark is our operating agility. I am proud of the way our teams anticipated challenges in the quarter quickly adjusting key operating levers to deliver solid top and bottom line growth while continuing to invest for the long term.

In the months ahead, we will continue to adjust on a country-by-country basis as the macros evolve. And while nothing is linear in these turbulent times, we have stress tested our operating plans and remain confident in our ability to manage the levels in our business system to deliver performance consistent with our 2009 guidance.

Now before Richard reviews the performance of each of our divisions, let me remind you of the four key elements we are focusing on across the company in 2009. First, we are investing in value initiatives to engage consumers in new and relevant ways, tailoring our approach to meet differing needs across markets and we are managing relative price gaps to private label and local competitors as consumers become even more mindful of each purchase.

Seconds, we are focusing on the drivers under our control to grow both top and bottom line results in local currency. These include flawless revenue management, consumer-preferred innovation, relentless cost discipline, and enhanced productivity.

Third, we are continuing to operate with strict financial discipline, maintaining a maniacal focus on cash. We are also closely managing all of our costs, renegotiating contracts around the world, localizing our sourcing, and variablizing our costs.

Lastly, we are maintaining our focus on driving long-term sustainable growth by investing in key markets around the world, investing in brand building, in R&D to drive innovation, in building out our SAP infrastructure, and the development of our people. And we are doing all of these investments while respecting the values of our performance with Performance with Purpose agenda that underpins our commercial success.

So with that, Richard will now review with you how each of our businesses performed in the quarter and how we expect them to perform going forward. Richard?

Richard Goodman - PepsiCo, Inc. - CFO

Thanks, Indra. PepsiCo Americas Foods have started the year very strong with double-digit top and bottom line growth on a constant currency basis. Frito-Lay North America continues to perform exceptionally well. Pricing actions contributed to topline growth across all channels while disciplined cost control resulted in 12% constant currency core operating profit growth. And the elasticities continued to be better than expected. Despite pricing actions at the end of last year to cover inflation, the division held volume close to flat in the quarter and grew total retail unit sales.

In this difficult macro environment, we are closely managing FLNA's consumer value equation. I will just note here that while syndicated data shows that private-label has recently gained share, it has mostly been at the expense of others and consumers continue to prefer our products. In fact, Frito-Lay had stronger revenue and value share growth than any major consumer goods company.

As we head into Q2, our focus is to ensure that we are balancing value and volume share and to that end, we are investing to lower relative price gaps to branded competitors and private label. At the end of the first quarter, we began adding 20% more product back into take home Doritos, Cheetos, Tostitos, and Fritos without raising the price. And we recently introduced a $2 value line that includes Santitas and Munchos products to offer consumers compelling everyday value.

In addition to focusing on greater value, we are introducing consumer-preferred innovation across our core brands such as Hispanic flavor variations across our trademark Lay's, Doritos, and Cheetos. And we've launched innovation with functional benefits like our Smart Food popcorn snack, which delivers calcium and other important nutrients in a snack women already love to consume.

Given these efforts, we anticipate a return to volume growth at Frito-Lay North America beginning in the second quarter and as we begin to lap our pricing action from last year, we should see a more normalized spread between volume and revenue resulting in a Frito algorithm that is more in line with historical performance levels. So in total, Frito remains rock solid.

Our Latin American businesses did a good job in the quarter combining pricing actions with price-back architecture in these initiatives, cost control, and value-added promotions to deliver double-digit topline and bottom-line growth on a constant currency basis. In Mexico, our Sabritas and Gamesa teams quickly adjusted weight and price pack architecture to deliver the right value equation for consumers amidst a challenging economic environment. The teams drove the topline by running value-added promotions like Sabritas' Money in the Bag, which has performed very well at a time when consumers are increasingly mindful of the number of pesos in pocket.

The macros in Mexico are clearly challenging, but the complementary nature of our powerful Gamesa and Sabritas businesses gives us confidence that we will continue to be successful.

Turning to PepsiCo Americas Beverages, our performance in Q1 is wholly consistent with our plan. Our focus for the quarter was largely on brand restages and innovation launches and both have been executed successfully. The magnitude of these changes was massive. We successfully reset tens of thousands of shelves across the country and merchandised over 1000 new SKUs with the support of our bottling partners and retail customers all on schedule and we are beginning to see the results of this effort.

For example, our consumer campaigns across television, print, out of home, and the Internet have all recorded great consumer reaction starting with the Super Bowl. In addition, we are also beginning to see the volume impact of our refreshed approach to North America Beverages. In CSDs, our business showed sequential improvement in Q1 and significantly outperformed our largest competitor. More impressively, Mountain Dew continued to grow and our overall diet CST portfolio outperformed our competitors' diet offerings in both volume and value share.

Despite the fact that the Easter season fell in Q1 last year, which added about a couple of points of headwind this quarter, our CSD business showed sequential improvements for the quarter.

As we go into the critical summer season, we have great innovation and value initiatives hitting the market. We recently launched the first permanent Sierra Mist line extension called Mist Ruby Splash, a delicious new entry into the grapefruit CSD segment. We have also just launched throwback versions of Pepsi and Mountain Dew featuring their classic packaging and sweetened with real sugar.

To deliver value in the CSD space, we are running two liter programs and at our largest customer and in grocery, we are offering four-pack and six-pack value offerings that hit hot price points. And in the C store channel, we are offering a $0.99 16-ounce can. Overall, we like the momentum we are seeing in CSDs. Our marketing and promotion calendar looks solid and this critical segment of the LRB business is on a steady track.

Turning now to the energy drink segment, we performed extremely well and continued to grow share. AMP had excellent growth and gained share and we introduced three new SKUs, lemonade, green tea, and black tea flavored AMP. The Rockstar distribution deal we signed in the quarter will extend our reach to a new energy drink consumer segment as Rockstar targets a different consumer than AMP. And Starbucks Energy Coffee continued to grow well.

Now let's turn to our hydration offerings, which include Gatorade, G2, Tiger, SoBe Life Water, Aquafina, and Propel. Our strategy is to continue to grow the entire hydration franchise in a sustainable way. Let me touch on some of our initiatives and what you can expect going forward.

SoBe Life Water is showing strong performance in Q1 on the strength of our stevia-based all-natural zero calorie offering. The zero calorie product alone gained a point of value share in Q1. We have two additional summer flavors hitting the shelf soon and we are featuring a 10 for $10 promotion in grocery. This brand is performing ahead of our expectation.

Propel has just been relaunched into the market in a new lightweight bottle featuring 25% less PET. In addition to the original lineup of great flavors, we are launching two new sublines, Propel Body, which contains 10% of the daily recommended dose of fiber, and Propel Mind, which contains antioxidants, vitamin E, and choline. And we are supporting the Propel relaunch with a great engaging campaign. We are optimistic about the prospects for this business.

Which brings me now to the Gatorade G2 Tiger portfolio. Overall, these products combined still command about 75% share of the sports drink category. However, the business has declined in the past year. In addition, we have also seen stepped-up competitive activity in this segment, but mostly price-based private label like competition. The Gatorade franchise is one of the most powerful names in the LRB space. G2 was recognized as the most successful 2008 new product innovation in the food and beverage category, earning it the top spot in IRI's pacesetter rankings.

Our Tiger product was also ranked as one of the most successful new product introductions of 2008. Core Gatorade did decline and we are taking several steps to address this business. Our shelf reset with the new Gatorade packaging is complete. New on-air programming will launch in the next few weeks and our summer programming at all our key customers is in place.

G2 volume trends are very robust. We will continue to support this brand with great advertising and in-store activation. Tiger has been reformulated with lower levels of carbs and theanine, an ingredient which has been shown to increase mental focus during physical activity when combined with carbs and advanced hydration.

Summer is critical for the Gatorade franchise. We expect the business to sequentially improve over the next few months. However 2009 will likely remain a work in process year. Looking forward, we are excited about the innovations we have planned on core Gatorade for 2010.

The good news is that our overall LRB portfolio and our overall PepsiCo portfolio was working well, giving us the breathing room required to get this great franchise growing again.

Moving onto PepsiCo International, we are off to a good start with constant currency net revenue growth of 17% and core constant currency operating profit up 11% despite significant macroeconomic challenges and fewer trading days in a relatively short two-month quarter. Across PI, our management teams are exercising strong cost discipline and revenue management skills in the face of a fast changing environment and expanding Power of One initiatives to leverage the go-to-market power of our three scale businesses across snacks, CSDs and juices.

Europe as expected faced challenging macro conditions and difficult commodity overlaps in the first quarter. However, our teams managed well in this tough environment, delivering 17% net revenue growth and 10% core operating profit growth, each on a constant currency basis. They accomplished this by taking effective net revenue management actions in order to cover commodity cost increases, running creative value-added promotions and resetting price pack architectures to hit hot price points across both snacks and beverages.

Given consumer purchasing constraints, we were particularly mindful of our price gaps with private labels to ensure that we held our relative market share. And we continued to invest behind key platforms to build brands for future growth.

Snack volume in Europe was up slightly in the quarter despite the negative impact of fewer trading days and the combination of visual pricing and weight outs to offset commodity inflation and transaction foreign exchange.

Walkers in the UK delivered strong double-digit net revenue and core operating profit growth, each on a constant currency basis. The team also drove value share across all channels on the strength of promotions like the Do Us a Flavor campaign, which asked consumers to vote on their favorite consumer generated flavor innovation. This summer Walkers will reprise its successful Brit trips promotion.

In Russia snacks, we maintained double-digit volume momentum on the back of flavor innovation in our core Lay's line and through a successful line extension of our bread snacks platform. European beverage volume grew 7% on the strength of recent acquisitions and strong CST performance in the UK. However, the macro situation in Eastern Europe and Russia clearly impacted volume there. And in Russia, a conscious decision to carefully manage third-party distributor sales due to liquidity concerns also hit our top line in the quarter. Looking forward, we are cautiously optimistic about Europe despite the continued macroeconomic pressure in the short term.

Our Asia/Middle East/Africa region performed extremely well in Q1 led by India, the Middle East, and China beverages, particularly considering that some of the Chinese New Year build was recorded in Q4. Net revenue grew 18% and core operating profit also grew double-digit. But we are seeing some pressure from commodity inflation on our input costs, the teams have redoubled their revenue management, productivity, and cost discipline efforts. This approach has allowed us to invest in delivering consumer value while minimizing the impact to our margins.

Strong beverage volume growth in EMEA was broad-based geographically and across both CSDs and NCBs. EMEA snacks volume saw high single-digit growth in part due to strong innovations such as our new Twistos bread snack in the Middle East. And we have an exciting locally relevant innovation calendar across EMEA in the second quarter. In India, we are introducing a baked cracker line and we are scaling up Nimbooz, which is our version of a traditional sweet lemonade made in most Indian households.

In China, we are introducing a new beverage line that delivers functional beverage benefits, leveraging traditional Chinese medicine, and we are launching Mountain Dew and Pepsi Max. Across the board, our PI businesses are healthy. We are happy with the way the team have been responding in the marketplace and managing their margins. We have seasoned managers on the ground who know how to operate in adverse conditions and we have good plans in place for the summer.

While we expect continued ForEx weakness and macro challenges during the second quarter especially in Europe, we are on track to deliver our plans for the full year. And we expect to see improvement in the second half of the year as commodity costs and ForEx overlaps become less challenging. We remain optimistic about the outlook for PI across the rest of the year.

Let me cover off of a couple of below the line items. Our core EPS of $0.71 included a tax rate of 24.2% primarily reflecting the favorable settlement of an outstanding international tax matter and the closing of several state tax audits. This benefit was worth about $0.03 per share in the quarter. For the full year, we are still expecting our tax rate to be about the same as last year's 27% core rate.

Offsetting that benefit was the absence of PBG and PAS share sales, which represented a gain of $46 million last year in the quarter and higher interest expense as a result of increased borrowings associated with last year's acquisitions, the $1 billion discretionary pension contribution we made this quarter and last year's share buybacks. Excluding a discretionary $1 billion contribution to the pension plan and $124 million in cash payments associated with our Productivity for Growth program, cash from operating activities was significantly higher than last year.

On guidance, we expect to deliver mid to high single digit constant currency core EPS growth for full year based on $3.68 in 2008. Using current spot rates, foreign-exchange translation would represent a high single digit headwind to our full year constant currency core EPS. The impact of the proposed transaction is not included in our guidance.

As a reminder, we expect very little below the line leverage in 2009. A key reason is the overlap of last year's $174 million in gains from the sale of our shares in our anchor bottlers. That represents a headwind of almost 2 percentage points of EPS growth.

As we mentioned on our fourth-quarter earnings call, our performance in 2009 will be a tale of two halves. We expect that second-half operating profit will look better than the first even on a constant currency basis as commodities, overlap fees, our beverage refresh gains traction, and the negative impact of transaction ForEx subsides.

With that, I will turn it back to Indra for closing commentary.

Indra Nooyi - PepsiCo, Inc. - Chairman and CEO

Thanks, Richard. Before I make some of my closing comments, I just want to make a small correction to what Richard just said. We expect very little below the line leverage in 2009 and the key reason is the overlap of last year's $147 million in gains from the sale of shares in our anchor bottlers, not $174 million in gains. It is $147 million in gains and that represents a headwind of almost 2 points of EPS growth.

In closing, before I open it up to your questions, I would like to say that in this difficult macroeconomic environment I am really glad to be in the food and beverage business because people everywhere still need to eat and drink. However, to be successful in this environment, a company must be able to adjust quickly to local circumstances. PepsiCo is certainly a global company but our businesses are run locally. We have local cost structures and as I shared with you earlier, the decisions we are making in China are different than those we make in Mexico in the UK or here in the United States.

So to sum up, I would certainly be happy if the world economy were doing better, but we are off to a great start in the year with each of our businesses performing in line with or exceeding our expectations. There is no company I would rather be a part of as we navigate through this environment.

Finally, I want to reiterate that our proposed acquisition of our two anchor bottlers is strategically sound and financially compelling for shareholders of all three companies and we feel confident about our ability to execute the integration of these businesses.

With that, let me open it up for your questions.

QUESTION AND ANSWER

Operator

(Operator Instructions) Bill Peccoriello, Consumer Edge Research.

Bill Peccoriello - Consumer Edge Research - Analyst

Good morning, Indra and Richard. A question on the proposed transaction. One, the synergy number seems very low considering the combination of PBG PepsiAmerica, the International, and duplication with PepsiCo. It seems like you are being conservative there. Could it even be double that?

And second question, as you are changing route to market things like maybe moving Gatorade small format DSD or some other brands from DSD to warehouse, is it an obstacle that 25% of the bottling network is still independent and it is a complication changing the distribution format?

Indra Nooyi - PepsiCo, Inc. - Chairman and CEO

Bill, thank you, and I'm going to have Mike White, who is on the call with us, take your call. Mike, do you want to answer this question?

Mike White - PepsiCo International - CEO

Sure, Bill, in terms of the synergies, we've done a fair amount of work over the last six or 12 months on the business model as a whole. We cleaned sheeted and looked at everything. We are quite comfortable that we have set an appropriate set of expectations on synergies. Clearly as and when and if we have a deal, we recognize we would always communicate with our investors in a good deal more specificity the final numbers that we would expect to get.

But we feel quite comfortable that these are deliverable hard synergies that investors could count on within the first two or three years of the close of the transaction. So I think that's important to keep in mind.

Indra Nooyi - PepsiCo, Inc. - Chairman and CEO

Bill, let me just add that typically when we do synergy numbers and we report them on the day that we are announcing a transaction, we usually report like we did during the Quaker Oats transaction synergies that we are very, very comfortable with. And then we start from there and work our way upwards because you are right, there should be additional synergies offset by the fact that procurement is an area where there is usually a lot of synergies. In this case, we already run procurement for our anchor bottlers, so that area is minimized.

Regarding distribution, the opportunities are limitless. We can think about several options for distribution but we want to be very, very sensitive to the fact that we do have an independent bottling system out there and our goal is to work constructively with the independent bottlers so that all of us can work to expand this profit pool in LRB. This is about a win-win transaction between us, CBG, PAS, and the independent bottlers so that together we can find a new way of competing in this rather difficult environment today.

Bill Peccoriello - Consumer Edge Research - Analyst

Thank you very much.

Operator

Marc Greenberg, Deutsche Bank.

Marc Greenberg - Deutsche Bank - Analyst

Thanks, Indra, and good morning. I guess a couple of questions here. First, can you elaborate a little bit on the potential competitive advantages that consolidating the bottler might have for PepsiCo? Did anything that Dr. Pepper Snapple has been doing over the last year inform this transaction? And how might it impact your competitive advantage with Coke? Beyond that just briefly, Richard, can you talk about why you feel it's appropriate to use PepsiCo equity in this transaction as opposed to all cash? Thanks.

Indra Nooyi - PepsiCo, Inc. - Chairman and CEO

Mark, let me take the first part of your question and then Richard will talk to you about the 50-50 cash/stock split that we've offered for this transaction. You know, as we said in the script, life has changed dramatically in the LRB business in North America over the past four or five years. The balance has shifted from CSDs to non-cards. Hot fill is a much bigger force in the marketplace. The competitive environment has changed. And we strongly believe that given the nature of the business, the profit pool that's not growing substantially, an integrated operating model which enables fast decision-making, reduces costs, is much more aligned will result in the best system performance now and in the years ahead.

Now we also believe that this combined company will allow us to bring innovation to the market much faster because the shape of the innovation going forward is going to be different from the shape of the innovation that we had some years ago. More niche products, stuff that doesn't stick for a long time. We are going have to be very, very flexible in the distribution system and not spend too much time negotiating final aspects of profit splits rather than focusing on the customer and the consumer and being extremely nimble.

The other thing is and as I've said many times over the last few months in various conferences, the overall system could be a lot more cost-efficient especially in manufacturing and go-to-market between hot fill and cold fill and within the cold fill system itself. We can get tremendous efficiencies in transportation and all the destination centers. It requires us all to work together and this will allow us to get it all done faster.

It will also enable us to optimize routes to market for about 75% of the country in which PAS and PBG operate. Going to the DSD system, it makes more sense and through warehouse where it's most cost-effective. It will allow us to present a more unified face to our retail and food service customers and we have the unique advantage of having Frito-Lay and the whole ability to offer Power of One bundled programs between food and beverage.

Now we don't have to worry about how to make it all happen across multiple parties. We have -- we will have influence over 80% of the system so we can go off and make it happen to benefit our retail partners and the consumers in a difficult environment.

And lastly, Frito-Lay is the absolute leader in reconceptualizing a go-to-market system, the whole DSD system, and Frito-Lay has some very, very interesting ideas on how to lower the cost and improve the efficiency of the DSD systems. This gives us the ability to take those ideas, quickly bring it to the beverage DSD system, and actually deploy it across both DSD and the warehouse system. So we feel very, very enthused about the prospect that this transaction offers us and we think this is the right transaction at the right time.

Let me close this part before I toss it to Richard by saying, you know, the last year or so, all the beverage discussions we have been having with all of you has been punctuated by talking about the issues in this business, issues related to growth, issues related to the shape of the growth, issues related to the split profit pool. I think this announcement today gets to the realm of solutions. I feel good about where we are. Not let me turn it to Richard.

Richard Goodman - PepsiCo, Inc. - CFO

I think that the 50-50 provides both a compelling offer to the PAS and PBG shareholders. It does help in some instances from a tax standpoint as well and it works for us as well from an accretion standpoint. And I think that the combination is a better one than just doing either all stock are all cash and it gives them as partners in this enterprise going forward an ability to see some of the upside in our combined entities.

Operator

Carlos Laboy, Credit Suisse.

Carlos Laboy - Credit Suisse - Analyst

Good morning, everyone. Indra, what gives you comfort that antitrust will not slow or stall this deal? And how will this impact the non-Pepsi suppliers in PBG and PAS?

Indra Nooyi - PepsiCo, Inc. - Chairman and CEO

Antitrust, we are consolidating our own business back into PepsiCo and it's a vertical integration. So -- and beyond that, I can't comment any more, Carlos.

Carlos Laboy - Credit Suisse - Analyst

Beyond that, Indra, why stop at PBG and PAS? I mean, domestically why not the small bottlers since they seem to be even more disadvantaged than PBG and PAS? Then on the international front, could you expand on how you are thinking or whether you have any objections to integrating ownership of beer at some point into your existing portfolio?

Indra Nooyi - PepsiCo, Inc. - Chairman and CEO

Boy, we are just beginning to think about reshaping North American beverage business. There are many steps ahead of us, Carlos. We haven't even thought about any of those at this point and I think it is premature to think about all of that.

This PAS, PBG acquisition is a North American play. Internationally, you know, we like our bottling system the way it exists today. We would like to leave it there. This is strictly a North American play. And regarding our independent bottlers, as we said earlier in our prepared comments, we have a great partnership with our independent bottlers. Our Independent Bottlers Association works very well with us.

So there are no issues with the Pepsi-Cola Bottlers Association, the Independent Bottlers Association. We actually look forward to working with the Independent Bottlers Association, PepsiCo, the combined operating and franchise company in partnership with the independent bottlers to accomplish our aim. So let's wait and see and see how all of this evolves over the next weeks and months.

Carlos Laboy - Credit Suisse - Analyst

Thanks, Indra.

Operator

Kaumil Gajrawala, UBS.

Kaumil Gajrawala - UBS - Analyst

Thanks. Good money, everyone. First, you know, many of these concepts of course make a lot of sense, but I can't help but think that some of these synergies are things that you potentially could have achieved without an outright purchase. So can you talk a little bit about some of the roadblocks you've been running into over the last -- I guess, Mike, you said it was 12 months that you've been analyzing the business model -- to try to get some of these benefits without an outright deal?

Indra Nooyi - PepsiCo, Inc. - Chairman and CEO

Mike, do you want to take that?

Mike White - PepsiCo International - CEO

Yes. I don't know that I want to go into all the details, but I have to tell you I think most of them could not be gotten any other way, to be honest, Kaumil. First of all, you've got two sets -- well, you've got three sets of corporate headquarters between PepsiCo, PBG, and PAS. So that's all overlapping. You've got two sets of information systems between PBG and PAS in North America.

Just the logistics of looking at the Gatorade business have been a challenge, given the price that we paid for Quaker Oats and the size of that business at PepsiCo without significant challenge of how you would get it, for instance, in the small format channel onto the bottlers trucks in a shareholder value-friendly way.

And then even in international, I would tell you that the complexity of the business models we are running in many of these countries, I mean in Russia we have three different structures. We have a joint venture on the juice side that we lead. We have a joint venture that PBG leads on the rest of the beverage side. And we have a Frito-Lay business that PBG does a great job of disturbing.

So there's a lot of, I would say, structural inefficiency in these governance structures, and in some ways they are more financially engineering driven than they are fundamentals. And if there's one thing I would say about today's economy is this is a challenging economy where you really have to really look hard at your operating model and your business model and make sure you've got the fundamentals that are sound. And we really feel that way about this.

Kaumil Gajrawala - UBS - Analyst

Got it, understood. Then could you maybe provide some perspective on the $200 million in synergies? How much of that is coming from combining the PAS, PBG operations and then how much from combining the bottling operations with the PepsiCo?

Indra Nooyi - PepsiCo, Inc. - Chairman and CEO

Kaumil, that is not a level of detail we want to go into right now. Let's just say that overall this transaction offers $200 million of synergies as we see it now. And who knows, it could go up as we get into the operations and look more at it.

I will just say one more thing. Mike talked about the fact that over the last six to 12 months, we've been clean sheeting this whole thing. We have been seeing this LRB business in North America evolve. We have seen this profit pool remain flat and sometimes even shrink. We have been thinking about every possible way we can reconceptualize this system so that all of us can make a healthy living in this business. That's what we've been engaged on the last six to 12 months.

Believe me, no stone was left unturned as we thought through things we could do with the current system, things we could do by trading back and forth between the systems. We looked at every option and the typical PepsiCo rigorous way, we concluded recently that consolidating the anchor bottlers into PepsiCo presented the most value-creating option for their shareholders and ours and the best way to create competitive advantage for PepsiCo in the North American LRB business.

Kaumil Gajrawala - UBS - Analyst

Got it, thanks. Last one, a very quick one is your -- has your estimates changed at all for long-term LRB growth?

Indra Nooyi - PepsiCo, Inc. - Chairman and CEO

In North America, look, as I've said before, Kaumil, we are forecasting from a [trust] and at this point as we come out of this downturn, we think population growth is really what is a number we should work with. If it's above that, that's great, but I think population growth will drive LRB growth, volume growth.

Kaumil Gajrawala - UBS - Analyst

Got it, thank you very much.

Operator

John Faucher, JPMorgan.

John Faucher - JPMorgan - Analyst

Yes, good morning. So I want to talk a little bit about ROIC here. So this has been a big focus for PepsiCo really since the restaurant has been off back in the 1990s and historically, it seems like you've been willing to take a hit on the ROIC in terms of buying a faster growth business. That's obviously not the case in terms of looking at the bottlers.

So I guess how should we view your ROIC strategy going forward given the fact that you are willing to take a big hit on something that is going to grow slower longer-term when historically you seem to have tried to avoid doing those type of acquisitions?

Indra Nooyi - PepsiCo, Inc. - Chairman and CEO

Richard?

Richard Goodman - PepsiCo, Inc. - CFO

Yes, I mean I think clearly the ROIC does go down, but this is also -- but that happens in any large transaction just given the nature of the accounting for those transactions. I think what we are focused on here is that we do believe that we can drive the business, that our EBIT growth actually will accelerate based on this. And that the transaction overall will have a positive impact on EPS and that including the synergies and with all of the revenue enhance things that we can be doing both in the United States and outside the United States that we can get higher growth out of the businesses than the businesses have going into this transaction.

Indra Nooyi - PepsiCo, Inc. - Chairman and CEO

John, I will just add one more thing. We are running PepsiCo for the long-term and you cannot run a company just on one metric. We look at a bunch of metrics and look at how best to ensure that PepsiCo stays competitively advantaged in each of its businesses in each of the countries and product lines going forward. This time it made absolute sense to take a minimal ROIC hit. But don't forget our ROIC is still in the high teens, which is a very attractive return on invested capital, well above the cost of capital and well in the top tier of all CPG companies.

So we feel very good about where the ROIC is but it allows us to generate great earnings growth sustainably and solidifies the North American liquid refreshment beverage business model. So overall I wouldn't focus just on one metric. I think I would look at the holistic set of things that have been managing this company for the long-term.

John Faucher - JPMorgan - Analyst

Okay, I understand that, but it's not necessarily just one metric. But I guess the question to follow up on that from Richard is so do you think not just through the synergies, but you think the underlying growth rates of these businesses can be accelerated noticeably let's say over a longer period of time -- in your opinion that makes it more like deals you have considered in the past that would hurt your ROIC? Is that a fair statement?

Richard Goodman - PepsiCo, Inc. - CFO

Yes, I think that is fair. And Indra talked about a number of the response to one of the other questions -- a number of the things that we can be doing in order to enhance revenue growth to be putting things through -- to make sure that we are putting stuff through the -- in small format for DSD that we haven't been able to do. We will also see some of those same benefits internationally as well in our ability to leverage off of the businesses that we have.

So on the one hand, there's a lot of cost synergies. On the other hand, there's a lot of revenue opportunities that are out there that we absolutely need to take advantage of and we firmly believe that this is absolutely the best way to be able to do it. That really is the end of our analysis. If you were to clean sheet how you approach this business given the current environment and given the trends that the best to take advantage of it is to put this combined system together.

Mike White - PepsiCo International - CEO

Indra and John, it's Mike. If I could just add and maybe amplify a little bit to your question, John. On the carbonated soft drink side, look, this is not primarily driven by that part of the business. There has certainly been -- this certainly enables us to remove some friction points when you have a more mature business than historically. But I would say what Indra was saying earlier is I think the primary competitive rationale is you have to look at not only where we have been but where we are going.

Ten years ago when we spun it off, CSDs were over 60% of LRB. Last year they were around 45% in the US. If you throw that forward five or 10 years, it will probably be closer to what it is in the rest of the world somewhere between 30% and 40% of LRB. I think there will always be a healthy CSD business, but consumers want variety and the economics and the complexity, the manufacturing technologies, all of our R&D focus has been frankly on how to create new and exciting non-carbs. And this is acquiring the distribution arm and the pipe, if you will.

So when you talk about accelerating growth, to me the key thing is this is going to enable us to accelerate our non-carb strategy more flexibly and more efficiently as we go forward and frankly, we think that's where the preponderance of growth will be in LRB in the future.

John Faucher - JPMorgan - Analyst

Thanks.

Operator

Christine Farkas, Merrill Lynch.

Christine Farkas - Merrill Lynch - Analyst

Thank you very much. I'm actually going to switch gears. Hello, Indra and Richard and Mike. I'm going to ask about the quarter, if I could. Latin America, we saw snack volumes decline a little bit there. I realize there were some one-time factors and the Easter shift etc. But do you think that where the trends are now that you would see some growth resume later in the year? Could you comment about the trends in beverages in Latin America as well?

Indra Nooyi - PepsiCo, Inc. - Chairman and CEO

Let me have John Compton take the snack business and Massimo will talk a bit about the Latin American business beverage trends.

John Compton - PepsiCo North America - CEO

Christine, this is John. Thank you for the question. Yes, you are right, the shift in Lent impacted the businesses notably in Mexico between -- it was a huge volume business in Gamesa so we were certainly impacted there. The second is as you know most of the pricing that we've taken in Sabritas is largely through weight outs of our small bag. So we don't price up the line beyond sort of 5 pesos in the up and down streets channel.

So all the pricing we took was through weight outs. Our businesses remain strong. If you look the revenue growth, we continue to do well and obviously the overall profitability in Latin American foods on a constant currency basis was outstanding with 27% growth. The rest of South America by the way, Chile, Argentina is doing outstanding. Brazil is back on track doing well. Columbia, Venezuela is doing fine. So overall in Latin America I feel good about the snacks business.

Massimo d'Amore - Americas Beverages - CEO

And Massimo here. Building on what John said, on beverages, we had a similar picture. We were hit in Mexico like other consumer group companies because of the macro situation there. But south of Mexico, we are actually performing very well and above expectation. And the two strengths of our business, the same we have said before which is first of all a very healthy Gatorade business which shares in the 80s plus across all the markets of Latin America. As well as a CSD business which in the south of Mexico is associated with very strong bottling partners, which allows us to perform well.

Christine Farkas - Merrill Lynch - Analyst

Massimo, if I could follow up on Tropicana, are you seeing some improvements intraquarter as you put the new or the old packaging back onto the shelf?

Massimo d'Amore - Americas Beverages - CEO

Yes, we have already said that Tropicana as is picking up its topline performance and in association with the fact that our launch of Trop 50, which was about four weeks ago now is doing very well. We have built very fast ACB distribution of Trop 50 and the initial consumer response in terms of trial is very positive.

Christine Farkas - Merrill Lynch - Analyst

Thank you for that and if I could just follow up with Mike on China, you mentioned high single digit volumes given the load into the fourth quarter. If you are looking at the weekly progression I guess into April or on your quarter going into March and April, are you seeing trends resume back a little bit to more normal level?

Richard Goodman - PepsiCo, Inc. - CFO

You know, China has been a bit of a mixed bag, to be honest with you. The North and the West have been just continuing to rocket forward with double-digit growth. The South where a lot of the plant closures have occurred as the exports dried up has been -- has really been very, very difficult. And the East has been a little bit challenging as well. So it's not even kind of a one country phenomenon at the moment.

I would say also you've got to remember we had huge growth last year and I think our snacks business was lapping 50% growth in Q1 and our beverage business almost 20% growth in Q1. And we had some load for Chinese New Year in December because Chinese New Year moved forward this year. So there's a lot of noise. I'm quite happy with our performance in China up high single digits considering the lap and the earlier Chinese New Year. I think our teams performed well.

But I would say, we are keeping a close eye on it. You are seeing very, very strong continued growth in half the country and some challenges in the other half of the country driven by macroeconomics.

Christine Farkas - Merrill Lynch - Analyst

Great, thank you very much.

Indra Nooyi - PepsiCo, Inc. - Chairman and CEO

Last question.

Operator

Lauren Torres, HSBC.

Lauren Torres - HSBC - Analyst

Good morning. Indra, you did already touch upon this, but I was just curious if you could talk a bit more about the timing of this announcement. You mentioned that the competitive environment has been tough for four or five years. And I was just curious if there was anything that stimulated this, because I think on a couple conference calls you may have been asked about this and you were somewhat slow to respond that you would make moves like this so quickly.

Indra Nooyi - PepsiCo, Inc. - Chairman and CEO

Well, you know, it reinforces something I just said a short time ago, Lauren. We have been looking very, very carefully at this North American liquid refreshment beverage business and looking at all of the options to improve the size of the profit pool, how we work with our bottling partners. We've been doing this work over the last six to 12 months as the LRB category fundamentally started to take some interesting twists and turns. And when the work was completed and we realized that this was the best option to create value for the whole system, we pushed the button.

And so there's nothing magical about the date. It's just that we were embarked on a strategic analysis and the strategic analysis reached its logical conclusion and therefore we made the offers.

Lauren Torres - HSBC - Analyst

I'm not sure if you would like to address this but once you get volume growing again and you take costs out of the system, how are you thinking about this business going forward? Is the combined beverage business the way to go going forward or is it something once again that you will look to get out of some point when things are where you want them to be?

Indra Nooyi - PepsiCo, Inc. - Chairman and CEO

Oh boy, Lauren. Let's get this done and let's get the system working again. And if this sort of a discussion is needed many years down the line, let's come back and talk about it. The thing to remember is that the very essence of strategy is being able to modify your approach based on marketplace reality. That's what strategy is are about and our point is 10 years ago the strategy that we embarked on made all the sense in the world given the shape of that market, as Mike White mentioned.

The market situation the last 12 to 18 months is vastly different and if you want to be strategically nimble, you've got to make the required changes. And we did that. So let's see how long this can go on and if it requires another change, we will come back and talk to you. But at this point, this is the right thing to do at this time in the marketplace.

Lauren Torres - HSBC - Analyst

Great, thank you.

Indra Nooyi - PepsiCo, Inc. - Chairman and CEO

So with that, let me just say thank you to all of you for joining us on the call and we look forward to a continuing dialogue with you over the next days and weeks. Thank you.

Operator

Thank you. That does conclude today's PepsiCo conference call. You may now disconnect.

Cautionary Statement

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. If PepsiCo, Inc. (“PepsiCo”) enters into definitive agreements in connection with the proposed transactions with The Pepsi Bottling Group, Inc. (“PBG”) and PepsiAmericas, Inc. (“PAS”) (the “Proposed Transactions”), PepsiCo plans to file with the Securities and Exchange Commission (“SEC”) registration statements on Form S-4 containing proxy statements/prospectuses and other documents with respect to each of the Proposed Transactions and definitive proxy statements/prospectuses would be mailed to shareholders of PBG and PAS. INVESTORS AND SECURITY HOLDERS OF PBG AND PAS ARE URGED TO READ THE PROXY STATEMENTS/PROSPECTUSES AND OTHER DOCUMENTS THAT WOULD BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS.

If PepsiCo enters into definitive agreements in connection with the Proposed Transactions, investors and security holders will be able to obtain free copies of the registration statements and the proxy statements/prospectuses (when available) and other documents filed with the SEC by PepsiCo through the website maintained by the SEC at http://www.sec.gov. Free copies of the registration statements and the proxy statements/prospectuses (when available) and other documents filed with the SEC will also be available free of charge on PepsiCo’s internet website at www.pepsico.com or by contacting PepsiCo’s Investor Relations Department at 914-253-3035.

PepsiCo and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transactions. Information regarding PepsiCo’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 27, 2008, which was filed with the SEC on February 19, 2009, and its proxy statement for its 2009 annual meeting of shareholders, which was filed with the SEC on March 24, 2009. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statements/prospectuses and other relevant materials to be filed with the SEC when they become available.

Statements in this release that are “forward-looking statements”, including PepsiCo’s 2009 guidance, are based on currently available information, operating plans and projections about future events and trends. They inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements. Such risks and uncertainties include, but are not limited to: PepsiCo’s ability to enter into definitive agreements with respect to the Proposed Transactions; PepsiCo’s ability to achieve the synergies and value creation contemplated by the Proposed Transactions; PepsiCo’s ability to promptly and effectively integrate the businesses of PBG, PAS and PepsiCo; the timing to consummate the Proposed Transactions and any necessary actions to obtain required regulatory approvals; the diversion of management time on transaction-related issues; changes in demand for our products, as a result of shifts in consumer preferences or otherwise; increased costs, disruption of supply or shortages of raw materials and other supplies; unfavorable economic conditions and increased volatility in foreign exchange rates; our ability to build and sustain proper information technology infrastructure, successfully implement our ongoing business process transformation initiative or outsource certain functions effectively; damage to our reputation; trade consolidation, the loss of any key customer, or failure to maintain good relationships with our bottling partners, including as a result of the Proposed Transactions; our ability to hire or retain key employees or a highly skilled and diverse workforce; changes in the legal and regulatory environment; disruption of our supply chain; unstable political conditions, civil unrest or other developments and risks in the countries where we operate; and risks that benefits from our Productivity for Growth initiative may not be achieved, may take longer to achieve than expected or may cost more than currently anticipated.

For additional information on these and other factors that could cause PepsiCo’s actual results to materially differ from those set forth herein, please see PepsiCo’s filings with the SEC, including its most recent annual report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. All information in this communication is as of April 20, 2009. PepsiCo undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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